Exhibit 99.1
#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp. For Immediate Release	April 2, 2012 NR#12-04

MAG SILVER REPORTS 2011 ANNUAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG” or the “Company”) announces the Company’s audited consolidated financial results for the year ended December 31, 2011.  For complete details of the annual financial statements and related Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  All amounts herein are reported in Canadian dollars unless otherwise specified.

2011 FINANCIAL PERFORMANCE

At December 31, 2011, the Company had working capital of $26,217,691 (December 31, 2010: $40,478,028), including cash on hand of $26,662,581 (December 31, 2010: $39,825,071). The primary use of cash during the year ended December 31, 2011 was for exploration and evaluation expenditures in Mexico totaling $9,216,860 (December 31, 2010: $13,157,410). The Company also advanced to Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) and expended on its own account a further $2,627,284 (December 31, 2010: $2,931,467) for work conducted on the Juanicipio property.

The Company’s net loss amounted to $8,259,567 (or $0.15 per share) for the year ended December 31, 2011 as compared to $12,592,982 (or $0.24 per share) in 2010.  The smaller net loss in 2011 was due to several factors.  In May 2011 the Company received a $1,799,775 (US $1.86 million) arbitration award from Fresnillo plc (“Fresnillo”). Exploration and evaluation costs written off in the 2011 fiscal year of $540,550 for the San Ramone Property were lower than the $2,398,754 written off in 2010 in relation to the Salemex and Camino Duro properties. A non-cash charge for share based payment expense of $2,929,828 in 2011 was lower than the $3,091,995 charged in 2010.  Legal fees incurred during 2011 of $1,494,949 decreased significantly in comparison to the $3,196,063 incurred in 2010 when most of the legal work for the arbitration against Fresnillo was carried out.

Exploration expenditures incurred directly by Minera Juanicipio for the year ended December 31, 2011 amounted to US $5.5 million (2010 US $5.2 million) on a 100% basis. The level of drilling undertaken during the year exceeded the initial 2011 Minera Juanicipio exploration budget of US $4.5 million, and in September 2011, a budget increase of US $1.0 million was approved by Minera Juanicipio to cover the cost of continued drilling.  For the year ended December 31, 2011, Minera Juanicipio completed 27,870 metres of drilling on the property in 37 holes, representing approximately 90% of the revised 2011 budgeted drilling meterage.

During the year ended December 31, 2011, exploration and evaluation expenditures incurred at Cinco de Mayo totalled $6,377,680 (2010: $10,342,852) with 25,716 metres (2010: 59,192 metres) drilled in 49 holes (2010: 175 holes). Much of the work done in 2011 was focused in the emerging “Polaris Zone” and the “Bridge” zone between the Jose Manto and Cinco Ridge, a distance of almost 4 kilometres.

OUTLOOK

In late December 2011, Fresnillo and MAG jointly approved a preliminary 2012 exploration budget totaling US $8.5 million, an increase of US $4 million or 89% over the 2011 budget. The 2012 budget calls for a 36,000 metre drill program which will see 10,000 metres earmarked for the Valdecañas Vein, 6,500 metres targeted for the newly discovered Las Venadas vein/structure, 4,000 metres planned for the westerly portion of the Juanicipio Vein and the remaining 15,500 metres heavily weighted to exploration for new vein discoveries.  Currently, eight drills are in operation on the property.

A technical study for the development of a ‘standalone’ underground silver mine on the Juanicipio property by AMC Mining Consultants (Canada) Ltd (“AMC” and the “AMC Study”) is nearing completion. The AMC Study will comply with Canadian NI 43-101 standards and will be issued as an Updated Preliminary Economic Assessment based on both Indicated and Inferred Resources.  The Company and its advisors have been diligently reviewing all draft work provided by AMC to date. A recent Technical Committee meeting was held on March 9, 2012 and attended by the Company, Fresnillo and AMC, to review some of the key inputs for the study, to discuss certain analyses and to set a final timeline for completion of the study. As a result of the agreed upon work plan coming out of the March 9 meeting, the timeline for delivery of the final report has been set back by a few weeks. Although no assurances can be made regarding the timing for delivery of the final AMC Study, Minera Juanicipio now anticipates that the study will be completed in May 2012.  This high level economic assessment will provide an important catalyst for MAG and open a pathway for the next step in the development of the Valdecañas Vein and the Juanicipio property. It is anticipated that the 2012 Minera Juanicipio budget will be reviewed and amended to reflect the recommendations in the final AMC Study once completed.

MAG’s 2012 budget for Cinco de Mayo has been approved at $3.5 million, with 15,000 metres of drilling targeted at delineating the mineralized corridor between Jose Manto and Cinco Ridge. The 2012 program will consist of delineation drilling and offsets of the new high grade silver / lead / zinc intercepts discovered in 2011 to determine the width and continuity of mineralization in the zone and to pin point where mineralization in the manto is thickest. Drilling in 2012 has started with three drill rigs dedicated to the Jose Manto and its extensions.

Shareholders may receive, upon request and free of charge, a hard copy of the Audited Financial Statements. The Company’s 40-F has also been filed with the United States Securities and Exchange Commission.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are jointly developing the Valdecañas Deposit on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE-Amex has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html